UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Babylon Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.001056433113 par value per share

(Title of Class of Securities)

G07031 209

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07031 209

1.	Names of Reporting Persons Public Investment Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Kingdom of Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,030,789(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,030,789(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,030,789(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.2%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)	Such amount reflects a 1-for-25 reverse share split effected by Babylon Holdings Limited (the “Issuer”) on December 15, 2022, as described in the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 8, 2022 (the “Reverse Share Split”).

(2)	Based on a total of 24,805,317 Class A ordinary shares, $0.001056433113 par value per share (“Class A ordinary shares”), of the Issuer. Such amount was derived by dividing the 620,132,944 Class A ordinary shares reported by the Issuer to be outstanding as of November 15, 2022 in its prospectuses, each dated as of December 5, 2022 (Registration Nos. 333-264594 and 333-268551), by 25 to reflect the Reverse Share Split.

Item 1.
	(a)	Name of Issuer Babylon Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices 2500 Bee Cave Road, Building 1—Suite 400, Austin, TX 78746

Item 2.
	(a)	Name of Person Filing The Public Investment Fund
	(b)	Address of Principal Business Office or, if none, Residence The Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia
	(c)	Citizenship The Public Investment Fund – Kingdom of Saudi Arabia
	(d)	Title of Class of Securities Class A ordinary shares, $0.001056433113 par value per share
	(e)	CUSIP Number G07031 209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: The Public Investment Fund – 3,030,789
	(b)	Percent of class: The Public Investment Fund – 12.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote The Public Investment Fund – 3,030,789
		(ii)	Shared power to vote or to direct the vote The Public Investment Fund – 0
		(iii)	Sole power to dispose or to direct the disposition of The Public Investment Fund – 3,030,789
		(iv)	Shared power to dispose or to direct the disposition of The Public Investment Fund – 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

THE PUBLIC INVESTMENT FUND

By:	/s/ David Brinton
Name:	David Brinton
Title:	Attorney-in-fact*

* David Brinton is signing on behalf of Public Investment Fund as attorney-in-fact, pursuant to that certain Power of Attorney, dated as of December 27, 2022, attached hereto and filed as Exhibit No. 24.1 to this statement and incorporated herein by reference.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).